EXHIBIT 99.1

Westport Provides Bi-Weekly Management Cease Trade Order Status Update

VANCOUVER, British Columbia, April 15, 2026 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport" or the “Company”) (TSX:WPRT / Nasdaq: WPRT) is providing this bi-weekly management cease trade order status report in accordance with National Policy 12-203 – Management Cease Trade Orders (“NP 12-203“).

On April 1, 2026, the Company announced that, at the request of the Company, the British Columbia Securities Commission issued a temporary management cease trade order against the Company (the “MCTO”) under NP 12-203 in connection with the Company’s delayed filing of its: (i) audited consolidated financial statements for the fiscal year ended December 31, 2025 (the “Annual Financial Statements“), (ii) management’s discussion and analysis relating to the Annual Financial Statements, (iii) CEO and CFO certificates relating to the Annual Financial Statements and (iv) annual information form on Form 20-F (collectively, (the “Annual Filings“), as a result of the cybersecurity incident previously announced by the Company on March 20, 2026 (the “Announcement”). Each of the Annual Filings was required to be filed by March 31, 2026, under Canadian securities laws. The MCTO restricts trading in the Company’s securities by the CEO and CFO but does not restrict trading by other shareholders or investors.

Pursuant to NP 12-203, Westport must file bi-weekly default status reports by way of news releases during the period of the MCTO. The Company confirms that since the date of the announcement, the investigation of the cyber incident has concluded and included a review of internal controls over financial reporting. Management has concluded that the Company's internal controls over financial reporting were not deficient in connection with the incident. A revised scope of audit activity in relation to the Annual Filings has been defined and is now underway. Westport plans to issue its Annual Filings as soon as possible.

Westport confirms that since the date of the Announcement: (i) there has been no material change to the information set out in the Announcement that would reasonably be expected to be material to an investor; (ii) the Company is satisfying and intends to continue to satisfy the alternative information guidelines under NP 12-203 by providing bi-weekly status updates by way of news release until the Annual Filings are filed; (iii) the Company does not anticipate any subsequent specified defaults under NP 12-203; and (iv) there is no material information concerning the affairs of the Company that has not been generally disclosed

About Westport

Westport is a technology and innovation company connecting synergistic technologies to power a cleaner tomorrow. As a leading supplier of affordable, alternative fuel, low-emissions transportation technologies, we design, manufacture, and supply advanced components and systems that enable the transition from traditional fuels to cleaner energy solutions.

Our proven technologies support a wide range of clean fuels – including natural gas, renewable natural gas, and hydrogen – empowering OEMs and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost-effective way. With decades of expertise and a commitment to engineering excellence, Westport is helping our partners achieve sustainability goals—without compromising performance or cost-efficiency – making clean, scalable transport solutions a reality.

Westport is headquartered in Vancouver, Canada. For more information, visit www.westport.com.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding the Company's ability to complete and file the Annual Filings and the timing thereof, the terms of the MCTO, the Company's audit activities, the Company's expectations regarding subsequent specified defaults, and the Company's compliance with the reporting requirements of NP 12-203. These forward-looking statements are neither promises nor guarantees but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause actual results to differ materially from those expressed or implied. These risks, uncertainties and assumptions include those related to the cybersecurity incident and the Company's ability to complete and file the Annual Filings, general economic conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, foreign exchange rate fluctuations, supply-chain factors and other risks and assumptions described in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date of press release. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information

Westport Investor Relations
T: +1 604-718-2046